Filed by Chicago Mercantile Exchange Holdings, Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the Securities

Exchange Act of 1934, as amended.

Subject Company: CBOT Holdings, Inc.

Subject Company’s Commission File No.: 001-32650

CME/CBOT Proposed Merger March 22, 2007 Investor Presentation

Confidential DRAFT
© Chicago Mercantile Exchange Inc. All rights reserved.

Discussion of Forward-Looking Statements
Forward-Looking Statements
This presentation may contain forward-looking information regarding Chicago Mercantile Exchange Holdings Inc. and CBOT Holdings, Inc. and the combined company after the completion of the merger that are intended to be covered by the safe harbor for “forward-looking statements” provided by the
Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving
CME and CBOT, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based on current beliefs, expectations, forecasts and assumptions of CME and CBOT’s management which are subject to risks and uncertainties which could cause actual outcomes and result to differ materially from these statements. Other risks and uncertainties relating to the proposed transaction include, but are not limited to the satisfaction of conditions to closing; including receipt of shareholder, member, antitrust, regulatory and other approvals on the proposed terms; the proposed transaction may not be consummated on the proposed terms; uncertainty of the expected financial performance of CME following completion of the proposed transaction; CME may not be able to achieve the expected cost savings, synergies and other strategic benefits as a result of the proposed transaction; the integration of CBOT with CME’s operations may not be successful or may be materially delayed or may be more costly or difficult than expected; general industry and market conditions; general domestic and international economic conditions; and governmental laws and regulations affecting domestic and foreign operations.
For more information regarding other related risks, see Item 1A of CME’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006.
Copies of said 10-K is available online at http://www.sec.gov or on request from the CME. You should not place undue reliance on forward-looking statements, which speak only as of the date of this presentation. Except for any obligation to disclose material information under the Federal securities laws, CME undertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this presentation.
Additional Information
CME and CBOT have filed a definitive joint proxy statement/prospectus with the Securities and Exchange Commission (SEC) in connection with the proposed transaction. This material is not a substitute for the definitive joint proxy statement/prospectus or any other documents CME and CBOT have filed or will file with the SEC. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and any other relevant documents filed or to be filed by CME or CBOT because they contain or will contain important information about the proposed transaction. The definitive joint proxy statement/prospectus is, and other documents filed or to be filed by CME and CBOT with the SEC are or will be, available free of charge at the SEC’s Web site (www.sec.gov) or from Chicago Mercantile Exchange Holdings Inc., Shareholder Relations and Membership Services, 20
South Wacker Drive, Chicago, Illinois 60606, Attention: Beth Hausoul.
------------------ ----
CME and its directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about CME’s directors and executive officers is available in the definitive joint proxy statement/prospectus.
------------------ -----
Statements included in this presentation relating to the ICE offer reflect the views of CME’s management.
------------------ ----
This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S.
Securities Act of 1933, as amended.

Terry Duffy Executive Chairman

Confidential DRAFT
© Chicago Mercantile Exchange Inc. All rights reserved.

CME’s superior offer has larger and more immediate
benefits to CBOT shareholders and members
•
Solidifies combined company’s status as the premier global
exchange, positioning combined company
For continued growth as a consolidator rather than a target
As the partner of choice for matching and/or clearing ASP
opportunities
•
Creates $70M in operational and cost efficiencies for
customers
•
Creates immediate scale advantages
•
Strengthens Chicago as the leader in derivatives
•
Focuses the combined company on generating growth,
rather than duplicative integration and development
Globally
•
Builds on over 200 years of innovation to the benefit of
customers and shareholders
•
$125+ million in estimated annual cost savings
•
Expected to be accretive to GAAP earnings 12 – 18
months post-close
•
Potential revenue synergies to be shared by combined
shareholders
•
Enhances operating leverage
Strategically
Attractive
Financially
Compelling
Combination will establish the world’s largest derivatives exchange to the benefit of shareholders, members and customers
In over-the-counter (OTC) markets

Craig Donohue Chief Executive Officer

Confidential DRAFT
© Chicago Mercantile Exchange Inc. All rights reserved.

Better together
ICE’s proposal
•
offers CBOT shareholders a weaker currency
•
will limit CBOT’s comparative future growth potential and
value creation opportunities
•
exaggerates the estimated synergies
•
poses significant execution and integration risks that could adversely affect customers and shareholders
Operationally Strategically Financially

Confidential DRAFT
© Chicago Mercantile Exchange Inc. All rights reserved.

OTC derivatives markets are larger and growing faster
$0
$50,000
$100,000
$150,000
$200,000
$250,000
$300,000
DEC 2001 DEC 2003 DEC 2005
($ in billions)
$23,764
$111,178
$36,787
$197,167
$57,816
$297,670
Exchange-traded
OTC
CAGR 2001-2005
OTC – 28%
Exchange Traded – 25%
Total Value Outstanding Positions
(measured in notional value as of year-end)
Source: March 2007 BIS (Bank of international Settlements)
Quarterly Review

Confidential DRAFT
© Chicago Mercantile Exchange Inc. All rights reserved.

CBOE exercise rights
•
ICE has proposed same exact structure
•
ICE has not identified specific changes
•
ICE offered CBOT shareholders no guarantees or
promises
•
CBOE has not consented to ICE’s proposal
ICE’s vague structure to preserve CBOE exercise rights is not a differentiating factor

Confidential DRAFT
© Chicago Mercantile Exchange Inc. All rights reserved.

WTI Average Daily Volume
NYMEX on CME Globex vs. ICE
CME successfully integrates NYMEX, and takes market
share back from ICE
(by month; notionally adjusted; contracts in thousands)
0
100
200
300
400
JUN
06
JUL
06
AUG
06
SEP
06
OCT
06
NOV
06
DEC
06
JAN
07
360
38
185
116
NYMEX WTI
on CME Globex
ICE WTI
The
Electronic
Trading
Comparison
FEB
07
MAR
07
To date
Source: Derived from NYMEX web site and CME data

Confidential DRAFT
© Chicago Mercantile Exchange Inc. All rights reserved.

Monthly
Average Daily Volume
Total ICE Futures & NYBOT
(contracts in thousands)
CME FX Volume equals ICE/NYBOT total volume,
and shows faster growth
0
200
400
600
800
JUL
06
SEP
06
NOV
06
JAN
07
MAR
07
529
700
0
200
400
600
800
373
721
Monthly CME FX ADV
vs. NYBOT FX ADV
(contracts in thousands)
CME offers extremely liquid FX markets – FX is CME’s third largest product and is currently averaging the same amount of volume as all ICE futures and all NYBOT combined
JUL
06
SEP
06
NOV
06
JAN
07
MAR
07
14
CME FX NYBOT FX
Source: CME data, ICE and NYBOT websites

Confidential DRAFT
© Chicago Mercantile Exchange Inc. All rights reserved.

Diversity of ADV and Revenue
CME Q406 ADV
Interest Rates
56%
Equity Mini
30%
Equity Standard
3%
FX
10%
Commodities & Alt
Investments
1%
ICE/NYBOT Q406 ADV
Energy
87%
Soft Commodities
13%
CME Q406
Clearing & Transaction Revenue
Interest Rates
44%
Equity Standard
6%
Equity Mini
32%
FX
16%
Commodities & Alt
Investments
2%
ICE/NYBOT Q406
Clearing & Transaction Revenue
Energy
84%
Soft Commodities
16%
Sources: Company press releases and SEC filings
ICE volume and revenue are limited to the energy and soft commodity markets

Confidential DRAFT
© Chicago Mercantile Exchange Inc. All rights reserved.

In a challenging market, ICE’s unseasoned stock
declined 20%
•
ICE’s volatility is 30% higher than
CME’s
•
Since ICE’s IPO, ICE’s P/E has
fluctuated more than 26 points vs.
CME’s fluctuation of 10 points over
the same time period
•
ICE has a limited track record as a
public company
ICE has been public for only 1.5 years
(CME has been public for over 4 years)
CME has a history of exceeding
earnings expectations
___________________________
1. February 21, 2007 represents ICE’s all time high share price.
2. Exchange index includes TSX, OMX, ASX, Hong Kong Exchange, Singapore Exchange, Deutsche Boerse, Euronext, Bursa Malaysia, LSE, Bolsas y Mercados, ISE and NYSE.
CME’s stock is less volatile than ICE’s
Indexed Price Performance Quality of Currency Characteristics
2/21/2007 2/28/2007 3/7/2007 3/14/2007
70
75
80
85
90
95
100
105
Indexed Price
(19.49%)
ICE
(9.16%)
Exchange
Index
(0.58%)
CME
(4.67%)
S&P 500
(1)
(2)
Source: Lehman Brothers

Confidential DRAFT
© Chicago Mercantile Exchange Inc. All rights reserved.

Sources: Company press releases and SEC filings
We operate in a global marketplace
0
1,000
2,000
3,000
4,000
5,000
6,000
5,313
3,269
4,628
2,043
897
604
Note: Individual equity options excluded
CME is the largest global derivatives exchange and has a strong partnership with the leading energy exchange, while
ICE/NYBOT is not the largest in any segment
Q406 Average Daily Volume
By Exchange
(contracts in thousands)
CME
CBOT Eurex ENXT NYMEX
ICE/
NYBOT
Interest rates
Equities
Foreign exchange
Commodities
Energy
Metals

Confidential DRAFT
© Chicago Mercantile Exchange Inc. All rights reserved.

$0
$45,000
$90,000
$135,000
$180,000
$225,000
$270,000
Interest
Rates
FX Credit
Default
Equity-linked Commodity
OTC opportunities are larger with CME
Source:  June 2006 Notional Value Outstanding
per March 2007 BIS Quarterly Review
$262,296
$38,111
$20,352
$6,783
$6,394
OTC opportunities in CBOT will be more effectively pursued
by leveraging CME’s resources, experience and investments
across both large and small OTC market segments
CME Clearing 360
• FXMarketSpace FX cash
clearing and interest rates
swaps clearing
Alternative Markets
• Trading and clearing of
weather, real estate,
economic indexes
commonly traded in
OTC markets
Credit Derivatives
• Trading and clearing for the
$20 trillion (outstanding)
OTC  credit derivatives
market
• The $250 trillion
(outstanding) interest
rate swaps market
• OTC Cash FX trading -
$2 trillion in daily turnover

Jamie Parisi Managing Director & Chief Financial Officer

Confidential DRAFT
© Chicago Mercantile Exchange Inc. All rights reserved.

CME/CBOT planned synergies
Technology
Related
50%
Trading Floor
/ Operations
15%
Administrative
35%
Cost Savings Areas
Total: $125+ million
Expected cost savings of $125+ million annually,
beginning in year two post-close

Confidential DRAFT
© Chicago Mercantile Exchange Inc. All rights reserved.

ICE’s exaggerated synergies
•
The $50M revenue synergies are highly speculative
ICE provided no quantifiable basis for revenue synergies
CME’s revenue synergies with CBOT would be greater driven by CME
Globex distribution and speed, as well as adjacency to sizable OTC markets in CME’s multiple asset classes
•
The $100M operational expense synergies are questionable
ICE provided limited insight as to how synergies would be achieved
ICE claims that they can remove 43% of the combined expenses, excluding d & a - well outside the range of precedent transactions
CME believes a reasonable range is closer to $40M to $65M versus
CME/CBOT highly developed synergy estimate of $125M+
•
The $90M clearing synergies are unrealistic
ICE has not included significant expenses necessary to handle the increased clearing volume
Some of the synergies ICE is claiming could come from CBOT’s standalone alternatives
CME believes a reasonable range could be $20M to $40M
ICE’s synergy estimates are not based in reality

Confidential DRAFT
© Chicago Mercantile Exchange Inc. All rights reserved.

ICE’s cost synergies are inflated relative to other
mergers
ICE/CBOT cost synergies represent 43% of the combined expense base versus the 9% average for comparable deals
43%
19%
10%
6% 6%
4%
9%
7%
13%
11%
0%
5%
10%
15%
20%
25%
30%
35%
40%
45%
50%
ICE / CBOT CME / CBOT Nasdaq /
INET ECN
NYSE /
Euronext
ASX / SFE ICE / NYBOT Deutsche
Börse /
Clearstream
NYSE /
Archipelago
OM Gruppen
/ HEX
Euronext /
LIFFE
% of Combined
Expense Base
Average: 9%
(Excluding ICE / CBOT)
Source: Lehman Brothers
Note: Excludes depreciation and amortization

Kim Taylor Managing Director & President CME Clearing

Confidential DRAFT
© Chicago Mercantile Exchange Inc. All rights reserved.

Benefits of CME Clearing
•
Offers rock solid operational reliability
•
Provides high degree of risk management and
financial integrity
•
Delivers low-cost services
•
Leverages scalability and adaptability

Confidential DRAFT
© Chicago Mercantile Exchange Inc. All rights reserved.

Operational capacity and reliability
•
CME has operational capacity to clear business of
CBOT’s magnitude
NYBOT would need to scale up clearing capacity on day 1
more than 18 times to accommodate CBOT average volume
Notes:  CME and CBOT YTD through 3/16/07, NYBOT YTD through 2/28/07. NYBOT Average Transactions are CME estimates
Average Transactions Average Volume
1,400
809
61
0
500
1,000
1,500
CME CBOT NYBOT
13x
6,700
3,900
212
0
2,000
4,000
6,000
8,000
CME CBOT NYBOT
18x

Confidential DRAFT
© Chicago Mercantile Exchange Inc. All rights reserved.

Operational capacity and reliability
•
Clearing operational capacity & reliability at peak
activity levels is extremely critical to CBOT business
NYBOT would need to scale up clearing capacity by 30 times to handle CBOT peak volume
Peak Transactions Peak Volume
Note: CME and CBOT Peak volumes occurred on 2/27/07, NYBOT peak volume occurred on 2/9/07.  NYBOT Peak Transaction are
CME estimates
2,600
2,000
106
0
1,000
2,000
3,000
CME CBOT NYBOT
19x
13,700
11,100
373
0
2,500
5,000
7,500
10,000
12,500
15,000
CME CBOT NYBOT
30x

Confidential DRAFT
© Chicago Mercantile Exchange Inc. All rights reserved.

Risk management and financial integrity
•
CME offers important innovation over clearing houses
that offer solely net or gross margining:
CBOT house portfolios are margined net by CME
CBOT customer portfolios have the choice between
net margining or gross margining
For some portfolios, net margining is more efficient
and for other portfolios, gross margining is more
efficient
ICE’s net margining proposal is a step backwards from CME’s
optimal margining innovation

Confidential DRAFT
© Chicago Mercantile Exchange Inc. All rights reserved.

Risk management and financial integrity
•
CME Clearing is widely recognized as the industry leader in
risk management
•
109 year, default-free history
•
Industry leading risk management:
Real-time 24 hour risk monitoring
Stress testing at the clearing member & large client levels
Specialized real-time risk monitoring for ATS & other large
day traders
On-site risk reviews of clearing member firms
Real-time risk management support to clearing members
•
Proven crisis management
CME has real-time risk management 24 hours a day, 6 days a
week, ensuring early detection of large risk exposures

Confidential DRAFT
© Chicago Mercantile Exchange Inc. All rights reserved.

Risk management and financial integrity
•
CME Clearing has extensive experience & capabilities to risk manage business of CBOT’s scope & scale
CME CBOT NYBOT
Open Interest
1
: 44.5M 15.9M                    2.5M
Average daily MTM: $1.8B
$.05-$.1B (est.)
Record MTM: $8.5B
<$.2B (est.)
Note:
1. As of February 28, 2007. NYBOT February 2007 Monthly Volume Report, CBOT February 2007 Monthly Open Interest Report and
CME Volume Tracker
CME is experienced with managing mark-to-market
flows 40 times greater than NYBOT

Confidential DRAFT
© Chicago Mercantile Exchange Inc. All rights reserved.

Cost and capital efficiencies
• The combination of CME & CBOT products under a single clearing house resulted in significant capital savings & efficiency for the market
Potential Margin Efficiencies Lost: $700 million-$1 billion +
Potential Guarantee Fund Requirements: $550 million
NYBOT Ad’l Req:               $350 million
CME Savings Lost:   $200 million
Total disruption to capital efficiency: $1.3 - $1.6 billion
ICE cross-margining savings of $50 million doesn’t compare to margin savings with CME/CBOT

Confidential DRAFT
© Chicago Mercantile Exchange Inc. All rights reserved.

Growth capabilities
• With its current capabilities, CME Clearing has created a strong foundation to continue growing the combined business of the
CME & CBOT
• Clearing provides the following capabilities to support or drive growth in our combined business base:
• Operational scale
• Product scope
• Functional richness
• Deep risk management experience
• OTC growth capabilities (Clearing360)
• NYBOT’s focus will be on absorbing rather than growing the
CBOT business
5 of the top 10 CBOT volume leaders are not NYBOT clearing
members

Phupinder Gill President & Chief Operating Officer

Confidential DRAFT
© Chicago Mercantile Exchange Inc. All rights reserved.

CME ready to integrate, while ICE offer has significant
execution risk
Slow Integration 66% Low revenues,
cash, profitability
125 PWC
Poor Strategy 50% Poor cash flow
relative to peers
50 Healy et. al.
Weak  Core Business
Large Target Size
Overly Optimistic
Slow Integration
77% Failure to earn
back capital in 3
years
116 McKinsey & Co.
Poor Planning
Poor Communication
Slow Integration
70% Would not buy
again
150 Mitchell/EIU
Lack of Vision
Lack of Alignment
Slow Integration
63% Poor shareholder
returns after 3
years
215 Mercer
Causes % Failed Definition of Failure
Sample
Size
Study
2/3’s of mergers fail to increase shareholder value due to poor integration execution
Source: PRITCHETT, LP

Confidential DRAFT
© Chicago Mercantile Exchange Inc. All rights reserved.

0
20
40
60
80
100
120
'02 '03 '04 '05 '06 '07
Source: CME 2006 and 2003 10-Ks, CME press release dated 1/30/07, ICE 8-K filed 3/13/07, ICE 2006 10-K, ICE S-1 filed 3/22/05, and ICE press release dated 2/7/07.
To support scaling of technology infrastructure, CME has spent $360M over the past 5 years in capital reinvestment, while ICE has spent less than $70M
0
20
40
60
80
100
120
'02 '03 '04 '05 '06 '07
CME ICE
($mm)
($mm)
Guidance Guidance
(For Combined
Company)
$110-115
$88
$56
$25-30
$20
$21
Capital expenditures comparison
Capital expenditures

Confidential DRAFT
© Chicago Mercantile Exchange Inc. All rights reserved.

Potential for revenue synergies from international
growth are larger with a CME/CBOT combination
•
CME has global products across asset classes
•
CME has expanded international sales and marketing staff in the last year
• Amsterdam
• Dublin
• Paris
• Gibraltar
• London
• Milan
• Singapore
Europe
Asia Pacific
•
CME has international relationships in China, India and Singapore
•
Equities-Nikkei 225, MSCI EAFE, S&P 500
•
Interest rates – Eurodollar, Euroyen
•
FX – Euro, Yen, Chinese Reminbi, Korean Won
•
CME has telecommunications hubs globally
Algeria, Argentina, Australia, Austria, Bahamas, Barbados, Belgium, Belize, Bermuda, Brazil, British Virgin Islands, Bulgaria, Canada, Cayman Islands, Chile, China,
Costa Rica, Cyprus, Czech Republic, Denmark, Ecuador, Egypt, Finland, France, Great Britain, Germany, Gibraltar, Greece, Hong Kong, Hungary, Iceland, India,
Indonesia, Iran, Ireland, Isle of Man, Israel, Italy, Jamaica, Japan, Jordan, Kuwait, Lebanon, Liechtenstein, Luxembourg, Macau, Madagascar, Malaysia, Mauritius,
Mexico, Monaco, Mongolia, Namibia, Netherlands, New Zealand, Norway, Pakistan, Peru, Philippines, Poland, Portugal, Puerto Rico, Republic of Korea, Romania,
Russian Federation, Saint Pierre and Miquelon, Saudi Arabia, Senegal, Seychelles, Singapore, Slovakia, South Africa, Spain, Sweden, Switzerland, Taiwan, Thailand,
Turkey, United Arab Emirates, US, US Virgin Islands, Venezuela
•
CME has Globex distribution of institutional screens spanning 88+
countries and foreign jurisdictions

Confidential DRAFT
© Chicago Mercantile Exchange Inc. All rights reserved.

CME Globex has the capacity to handle large
transaction volumes at a high speed
Globex Transaction Volume (2003 to 2007)
50,000
100,000
150,000
200,000
250,000
300,000
350,000
400,000
Open Interest
Matched Trades
Order Volume vs Speed
200,000
400,000
600,000
800,000
1,000,000
1,200,000
0.00
20.00
40.00
60.00
80.00
100.00
120.00
140.00
160.00
180.00
200.00
Total Order Volume
Avg Futures RTT
Avg Options RTT
MD Feed Handler
“We had many challenges both organizationally and
technologically” (referring to the NYBOT acquisition)
While orders/transactions grew by a factor of 30,
the average round trip time fell 80% from its 2004 level
- Chuck Vice, ICE President & COO, February 7, 2007
Source: CME company database
Source: Chuck Vice, ICE President & COO, ICE 4Q2006 earnings conference call transcript, February 7, 2007

Confidential DRAFT
© Chicago Mercantile Exchange Inc. All rights reserved.

CME: Robust functionality for fast, protected and
efficient trading
Pro rata with configuarable TOP minimum/maximum quantity or match %-age
Pro rata small lot aggregation
Auction or automated request for cross
Pro rata with or without TOP (and LMM)
LMM with or without TOP
CME Offers Critical Customer Protection Functionality
CME Offers Robust and Efficient Matching
Market or stop order with protection points
Mass quote governor
In-flight fill mitigation logic
eStop option support
Stop spike protection for futures
Covered delta and side reasonability check
Market maker traded quantity, execution and new quote fill protections
Mass quote cancel on disconnect
ICE CME
CME Offers Theoretical Price Function for Spread Leg Price Assignment

Confidential DRAFT
© Chicago Mercantile Exchange Inc. All rights reserved.

Customers win with CME…
A CME transaction…
•
Retains Common Clearing Link Efficiencies
CME/CBOT retains $700M - $1B+ cross margining efficiencies versus
ICE/CBOT estimated $50M
•
Keeps costs lower for end users and firms
CME/CBOT transaction estimated to generate at least $70M in annual savings
ICE transaction requires interfaces & deposits with two clearing houses rather than one, as well interface to ICE electronic platform
•
Gives CBOT customers access to Globex
•
Allows trading of complementary products on a single platform
•
Greatly reduces operational and financial risk from migrating clearing
Clearing firms and market users, not ICE/CBOT, will bear this risk
“We are putting tremendous demands on traditional
NYBOT clearers and customers” (to bring the products
up electronically) – Jeff Sprecher, CEO, 2/7/07
Source: Jeff Sprecher, ICE CEO, ICE 4Q2006 earnings conference call transcript, February 7, 2007

Appendix

Confidential DRAFT
© Chicago Mercantile Exchange Inc. All rights reserved.

CME Clearing has proven to be a global leader in
risk management
•
Black Monday – Dow fell 22% on October 19, 1987
•
Drexel Burnham Lambert Parent– December 21, 1988 pleaded
guilty to insider trading.  February 13, 1990 DBL filed for
bankruptcy
•
Barings Bank – Declared insolvent on February 26, 1995 after failing to find a buyer. Afterward, ING agrees to buy the bank for
$1
•
LTCM – September 1, 1998 Meriwether discloses the fund’s
massive losses and limits client withdrawals.  September 23rd, a consortium of banks agrees to inject $3.5B in funds at the NY
Federal Reserve Office
•
Refco Parent – October 10, 2005, Refco discloses $430 million in hidden debt.  October 17th, Refco filed for bankruptcy
•
Amaranth/Motherock – CME facilitated daily information sharing among multiple exchanges pertaining to liquidation & transfer of positions, as well as loss coverage
CME played a central role in the successful conclusion of a
number of events

Confidential DRAFT
© Chicago Mercantile Exchange Inc. All rights reserved.

NYBOT and the Klein default
•
First West owned by NYFE (a division of NYBOT) Chairman
Norman Eisler defaults causing Klein to default to NYBOT on May
17, 2000
The firm is undercapitalized (pro forma) by $3.8 million
•
Mr. Eisler settles with CFTC for $4.9 million for price
manipulation and false reporting
•
CFTC also issues an order against NYFE (and $75,000 penalty)
for failure to enforce its own rule for determining settlement prices
•
Klein files a $100 million lawsuit against NYBOT blaming the exchange for the default due to Mr. Eisler’s role in setting settlement prices and lackadaisical crisis response by exchange senior management
Unlike NYBOT, CME Clearing’s approach to risk management
has prevented any CME clearing firm defaults

Confidential DRAFT
© Chicago Mercantile Exchange Inc. All rights reserved.

Operational functionality
•
CBOT business depends heavily on post-trade processing
functionality:
20% of CBOT customer volume is for Give-up/APS
Trade transaction account for only approximately 20% of
total clearing transactions (peak clearing transactions of
15M for CME & 7.4M for CBOT)
CME has supported Give-up functionality for 15 years & a 2-way API for the past 5 years. Both are critical to processing CBOT business
State-of-the-art broker billing and give-up payment systems
Ability to interface with electronic give-up agreement system
Industry leader in developing messaging technology
Robust state-of-the-art post trade management system
Proven, reliable 2 way API to support real time risk management
Support enhanced order routing and trading floor technologies
NYCC CME Clearing Technology